360 FUNDS
4520 Main Street, Suite 1425
Kansas City, MO 64111

July 7, 2014
VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	360 Funds (the “Trust”) (File No. 333-195775)
Request for Withdrawal of Amendment to Registration Statement on Form N-14

Dear Ladies and Gentlemen:

The Trust has determined that Post-Effective Amendment No. 1 filed to the Trust’s Registration Statement on Form N-14/A was filed in error, and that it is in the best interests of the Trust and the public that the filing be withdrawn.

Post-Effective Amendment Number 1
Filed July 3, 2014
Accession Number 0001398344-14-003469

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to me at (816) 787-0714 or Matthew A. Swendiman, counsel to the Trust at (513) 629-2750.

Very truly yours,

/s/ Randall Linscott

Randall Linscott
President
360 Funds

cc:	Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549